ENDORSEMENT/RIDER
Effective date of this endorsement/rider: March 1, 2011	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 8
To be attached to and
form a part of Bond No. 81844480
Issued to: HARBOR SERVICES GROUP, INC.

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 (“the Act”), due to:

(i)	the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or
(ii)	an increase in asset size of current Investment Companies covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

FEDERAL INSURANCE COMPANY
Endorsement No.:	9
Bond Number:	81844480
NAME OF ASSURED: HARBOR SERVICES GROUP, INC.

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on September 26, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 23, 2011

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No:	10

Bond Number:	81844480

NAME OF ASSURED: HARBOR SERVICES GROUP, INC.

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Harbor Funds

Harbor Capital Appreciation Fund

Harbor Mid Cap Growth Fund

Harbor Large Cap Value Fund

Harbor Mid Cap Value Fund

Harbor Small Company Value Fund

Harbor Small Cap Value Fund

Harbor International Fund

Harbor International Growth Fund

Harbor Global Value Fund

Harbor High Yield Bond Fund

Harbor Bond Fund

Harbor Real Return Fund

Harbor Short Duration Fund

Harbor Money Market Fund

Harbor Capital Advisors, Inc.

Harbor Funds Distributors, Inc.

Harbor Services Group, Inc.

Harbor Target Retirement Income Fund

Harbor Target Retirement 2010 Fund

Harbor Target Retirement 2015 Fund

Harbor Target Retirement 2020 Fund

Harbor Target Retirement 2025 Fund

Harbor Target Retirement 2030 Fund

Harbor Target Retirement 2035 Fund

Harbor Target Retirement 2040 Fund

Harbor Target Retirement 2045 Fund

Harbor Target Retirement 2050 Fund

Harbor Global Growth Fund

Harbor Special Opportunities Fund

Harbor Unconstrained Bond Fund effective 4/01/2010

Harbor Commodity Real Return Strategy Fund

Harbor Small Company Value Fund

Harbor Cayman Commodity Fund, Ltd.

This Endorsement applies to loss discovered after 12:01 a.m. on September 26, 2010.

ICAP Bond
Form 17-02-6272 (Ed. 8-04)	Page 1

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 23, 2011

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 2

FEDERAL INSURANCE COMPANY

Endorsement No:	12

Bond Number:	81844480

NAME OF ASSURED: HARBOR SERVICES GROUP, INC.

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Harbor Funds

Harbor Capital Appreciation Fund

Harbor Mid Cap Growth Fund

Harbor Large Cap Value Fund

Harbor Mid Cap Value Fund

Harbor Small Company Value Fund

Harbor Small Cap Value Fund

Harbor International Fund

Harbor International Growth Fund

Harbor Global Value Fund

Harbor High Yield Bond Fund

Harbor Bond Fund

Harbor Real Return Fund

Harbor Short Duration Fund

Harbor Money Market Fund

Harbor Capital Advisors, Inc.

Harbor Funds Distributors, Inc.

Harbor Services Group, Inc.

Harbor Target Retirement Income Fund

Harbor Target Retirement 2010 Fund

Harbor Target Retirement 2015 Fund

Harbor Target Retirement 2020 Fund

Harbor Target Retirement 2025 Fund

Harbor Target Retirement 2030 Fund

Harbor Target Retirement 2035 Fund

Harbor Target Retirement 2040 Fund

Harbor Target Retirement 2045 Fund

Harbor Target Retirement 2050 Fund

Harbor Global Growth Fund

Harbor Special Opportunities Fund

Harbor Unconstrained Bond Fund

Harbor Commodity Real Return Strategy Fund

Harbor Cayman Commodity Fund, Ltd.

Harbor Small Cap Growth Fund

Harbor Flexible Capital Fund

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 1

This Endorsement applies to loss discovered after 12:01 a.m. on March 1, 2011.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 6, 2011

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 2